EXHIBIT 99.1

Fuwei Films Announces Unaudited Financial Results for Second Quarter of 2009

Teleconference to be Held On Monday, August 17, 2009 At 8:00 A.M. EDT

BEIJING, Aug. 14, 2009 (GLOBE NEWSWIRE) -- Fuwei Films (Holdings) Co. Ltd. (Nasdaq:FFHL) ("Fuwei" or the "Company"), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced the unaudited financial results for the second quarter ended June 30, 2009.

Second Quarter 2009 Highlights

 * Revenues were RMB 72.6 million (US$10.6 million), compared with RMB
   124.7 million in the same period of 2008 and RMB 74.5 million in the first quarter of 2009

 * Gross margin was 8.6%, compared with 17.6% in the same period of
   2008, but improved from 0.10% in the first quarter of 2009

 * Net loss was RMB 7.4 million (US$1.1 million), compared with a net income of RMB 9.7 million in the same period of 2008, but narrowed from a net loss of RMB 14.1 million in the first quarter of 2009

 * Diluted net loss per share was RMB 0.56 (US$0.08), compared with diluted EPS of RMB 0.74 in the same period of 2008, but narrowed from a diluted net loss per share of RMB 1.08 in the first quarter of 2009

 * Net cash inflow from operations was RMB 12.3 million (US$1.8 million), compared with net cash inflow of RMB 5.6 million in the same period of 2008

 * Cash on hand at June 30, 2009 was RMB 16.0 million (US$2.3 million), an increase from RMB 15.8 million at December 31, 2008

"As we predicted, the market for consumer packaging BOPET films bottomed out in the first quarter, and our financial results started to come back in the June quarter," said Mr. Xiaoan He, Chairman and CEO of Fuwei. "During the first half of this year, we significantly cut back on operating costs, and our operating income became positive again. We also improved our cash flow through the reduction of accounts receivable and inventories. Because of the immediate actions taken by the management, our net loss per share was significantly lower than the previous two quarters."

Mr. He continued, "Going forward, we are encouraged by the re-acceleration of Chinese GDP growth and the tangible signs of a leveling-out of the U.S. economy. We will be closely monitoring consumer spending in China, which has seen healthy growth in the recent months, while at the same time continuing to monitor the effect of crude oil prices on our operations. Lastly, we believe if we increase our efforts to obtain funding for our third production line for thick film, which has application in electronic and solar industries, we will stand a better chance of enhancing our leadership position in the Chinese BOPET film industry."

Second Quarter 2009 Results

Revenues were RMB 72.6 million (US$10.6 million), compared with RMB 124.7 million in the second quarter of 2008 and RMB 74.5 million in the first quarter of 2009. The decrease in overall revenues was primarily because of shrinking demand especially for specialty films as a result of global economic crisis.

Sales of specialty films in the second quarter of 2009 were RMB 6.5 million (US$1.0 million), or 9.0% of total revenues, compared with RMB 41.1 million, or 33.0% of total revenues, in the same period of 2008, and RMB 4.1 million, or 5.6% of total revenues, in the first quarter of 2009.

The following is a breakdown of commodity and specialty film sales for the three-month periods ended June 30, 2009 and June 30, 2008 (amounts in thousands):

                      Three Months Period         Three Months Period
                      -------------------         -------------------
                             Ended                        Ended
                             -----                        -----
                         June 30, 2009                June 30, 2008
                         -------------                -------------
                      RMB      US$    % of Total     RMB    % of Total

 Printing film        9,503     1,391      13.1%     12,157       9.7%
 Stamping film       37,235     5,451      51.3%     24,759      19.8%
 Metallization film   8,131     1,190      11.2%     12,844      10.3%
 Base film for other
  applications       11,182     1,637      15.4%     33,850      27.1%
 Special film         6,521       955       9.0%     41,136      33.0%
                    ----------------------------  --------------------

                     72,571    10,624     100.0%    124,747       100%
                    ============================  ====================

Sales from overseas were RMB 7.9 million (US$1.2 million), or 10.9% of total revenues, compared with RMB 8.0 million, or 6.4% of total revenues, in the second quarter of 2008, and RMB 10.5 million, or 14.1% of total revenues, in the first quarter of 2009.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended June 30, 2009 and June 30, 2008 (amounts in thousands):

                    Three Months Period           Three Months Period
                    -------------------           -------------------
                    Ended June 30, 2009           Ended June 30, 2008
                    -------------------           -------------------
                      RMB      US$    % of Total     RMB    % of Total

 Sales in China      64,632     9,462      89.1%    116,725      93.6%

 Sales in other
  countries           7,939     1,162      10.9%      8,022       6.4%
                    ----------------------------  --------------------

                      72,571   10,624     100.0%    124,747     100.0%
                    ============================  ====================

Gross profit for the second quarter of 2009 was RMB 6.3 million (US$0.9 million), compared with RMB 21.9 million in the same period of 2008, and RMB 73,000 in the first quarter of 2009. Gross margin was 8.6%, compared with 17.6% in the same period of 2008, but a significant improvement from the 0.1% as recorded in the first quarter of 2009. The sequential rebound in gross margin was primarily due to the increase of our sales price, as well as execution of cost and expenditures deduction measures.

Selling, general and administrative (SG&A) expenses were RMB 7.3 million (US$1.1million), compared with RMB 9.0 million in the same period of 2008, or RMB 16.4 million in the first quarter of 2009. SG&A as a percentage of total revenues was 10.1%, compared with 7.2% in the same period of 2008 and 22.0% in the first quarter of 2009. The reduction in SG&A was mainly due to decreased delivery cost and allowances for doubtful accounts receivable.

In the second quarter of 2009, Fuwei turned an operating profit of RMB 1.1 million (US$0.2 million), compared with an operating profit of RMB 12.9 million in the same period of 2008 and an operating loss of RMB 16.3 million in the first quarter of 2009.

Tax benefit was RMB 1.2 million (US$0.2 million), compared with tax expense of RMB 0.9 million in the same period of 2008 and tax benefit of RMB 2.5 million in the first quarter of 2009.

Net loss was RMB 7.4 million (US$1.1 million), compared with net income of RMB 9.7 million in the same period of 2008 and net loss of RMB 14.1 million in the first quarter of 2009.

Diluted net loss per share was RMB 0.56 (US$0.08), compared with diluted earnings per share of RMB 0.74 in the same period of 2008 and diluted net loss per share of RMB 1.08 in the first quarter of 2009.

Six Months Results

For the first six months of 2009, revenues were RMB 147.1 million (US$21.5 million), compared with RMB 228.8 million in the same period of 2008.

Sales of specialty films were RMB 10.7 million (US$1.6 million), or 7.3% of total revenues, compared with RMB 74.9 million, or 32.7% of total revenues, in the same period of 2008.

The following is a breakdown of commodity and specialty film sales for the six-month periods ended June 30, 2009 and June 30, 2008 (amounts in thousands):

                    Six Months Period              Six Months Period
                    -----------------              -----------------
                          Ended                          Ended
                          -----                          -----
                      June 30, 2009                  June 30, 2008
                      -------------                  -------------
                      RMB      US$    % of Total     RMB    % of Total

 Printing film       16,632     2,435      11.3%     31,370      13.7%
 Stamping film       68,422    10,017      46.5%     45,969      20.1%
 Metallization film  20,403     2,987      13.9%     15,759       6.9%
 Base film for other
  applications       30,962     4,532      21.0%     60,780      26.6%
 Special film        10,669     1,562       7.3%     74,902      32.7%
                    ----------------------------  --------------------

                    147,088    21,533     100.0%    228,781     100.0%
                    ============================  ====================

Sales from overseas were RMB 18.4 million (US$2.7 million), or 12.5% of total revenues, compared with RMB 31.6 million, or 13.8% of total revenues, in the same period of 2008.

The following is a breakdown of domestic versus overseas sales for the six-month periods ended June 30, 2009 and June 30, 2008 (amounts in thousands):

                     Six Months Period             Six Months Period
                     -----------------             -----------------
                    Ended June 30, 2009           Ended June 30, 2008
                    -------------------           -------------------
                      RMB      US$    % of Total     RMB    % of Total

 Sales in China     128,666    18,836      87.8%    197,148      86.2%

 Sales in other
  countries          18,422     2,697      12.5%     31,633      13.8%
                    ----------------------------  --------------------

                    147,088    21,533     100.0%    228,781     100.0%
                    ============================  ====================

Gross profit for the first six months of 2009 was RMB 6.4 million (US$0.9 million), compared with RMB 43.6 million in the same period of 2008. Gross margin was 4.3%, compared with 19.0% in the same period of 2008.

SG&A was RMB 23.7 million (US$3.5 million), compared with RMB 20.2 million in the same period of 2008.

Tax benefit was RMB 3.7 million (US$0.5 million), compared with tax expense of RMB 1.9 million in the same period of 2008.

Net loss was RMB 21.5 million (US$3.1 million), compared with net income of RMB 17.6 million in the same period of 2008.

Diluted net loss per share was RMB 1.65 (US$0.24), compared with diluted earning per share of RMB 1.35 in the same period of 2008.

Net cash provided by operating activities was RMB 12.3 million (US$1.8 million), compared with RMB 5.6 million in the first six months of 2008.

Cash on hand as of June 30, 2009 was RMB 16.0 million (US$2.3 million), compared with RMB 15.8 million as of December 31, 2008.

Total shareholders' equity was RMB 508.7 million (US$74.5 million), compared with RMB 530.6 million as of December 31, 2008.

As of June 30, 2009, the Company had 13,062,500 basic and diluted total common shares outstanding.

Recent Events

On July 20, 2009, the Company announced that it has received a Memorandum and Order (the "Order") from the U.S. District Court for the Southern District of New York regarding the shareholder class action suit. The Court granted the defendants' motions in part and denied them in part. The Court dismissed plaintiffs' claims to the extent they were based upon Fuwei's alleged failure to disclose the DMT arbitration proceeding. The Court also dismissed certain of plaintiffs' claims to the extent they were brought on behalf of shareholders who did not purchase their shares directly in the IPO. The Court sustained plaintiffs' remaining claims. However, the Court noted that the defendants may be able to assert affirmative defenses provided by the federal securities laws in a motion for summary judgment, which could resolve the case before trial. Now that the motions to dismiss have been ruled upon, the defendants must submit responsive pleadings to the Complaint, and discovery will proceed.

On June 11, 2009, the Company announced that the Chinese central government has raised the export rebate rate for BOPET films from 11% to 13%, effective June 1, 2009. This was the second hike of BOPET film export rebate rates for Chinese manufacturers this year. On March 27, 2009, as part of the economic stimulus for key industries, China increased such rate from 5% to 11%.

Conference Call Information

The Company will host a teleconference on Monday, August 17, 2009, at 8:00 a.m. EDT / 8:00 p.m. Beijing time to discuss the quarterly results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account #: 286 and Conference ID: 323204. A Web cast replay of the call will also be made and can be accessed on the Fuwei's Website at http://www.fuweiholdings.com.

About Fuwei Films

Fuwei conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. ("Fuwei Shandong"). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

           FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED BALANCE SHEETS
               AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
        (amounts in thousands except share and per share value)

                                           June 30,          Dec. 31,
                                             2009              2008
                                    ----------------------  ----------
                                          (Unaudited)
                                        RMB         US$         RMB

                                 ASSETS

 Current assets
 Cash and cash equivalents              15,957       2,336      15,823
 Restricted cash                        11,055       1,618      10,411
 Accounts and bills receivable, net     23,345       3,418      38,579
 Inventories                            29,023       4,249      30,589
 Advance to suppliers                    4,333         634       6,846
 Prepayments and other receivables       1,879         275       1,857
 Deferred tax assets - current           2,078         304         457
                                    ----------------------  ----------
 Total current assets                   87,670      12,834     104,562

 Plant, properties and equipment,
  net                                  331,644      48,552     259,235
 Construction in progress              240,455      35,202     319,408
 Lease prepayments, net                 22,245       3,257      22,507
 Advance to suppliers - Long Term       4,318         632       4,308
 Goodwill                               10,276       1,504      10,276
 Deposit                                18,808       2,753      17,613
 Deferred tax assets - non current       4,112         603       1,995
                                    ----------------------  ----------

 Total assets                          719,528     105,337     739,904
                                    ======================  ==========

                  LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities
 Short-term borrowings                 153,179      22,425     164,764
 Accounts payables                      25,938       3,797      23,301
 Advance from customers                 12,163       1,781       8,781
 Accrued expenses and other payables     4,586         671       7,460
 Deferred tax liabilities                   --          --          --
                                    ----------------------  ----------
                                       195,866      28,674     204,305

  Long-term loan                        15,000       2,196       5,000
                                    ----------------------  ----------

 Total liabilities                     210,866      30,870     209,305

 Shareholders' equity

 Registered capital(of US$0.129752
  par value; 20,000,000 shares
  authorized; 13,062,500 issued and
  outstanding)                          13,323       1,950      13,323

 Additional paid-in capital            311,907      45,663     311,907
 Statutory reserve                      29,338       4,295      29,338
 Retained earnings                     153,461      22,466     174,970
 Cumulative translation adjustment         633          93       1,061
                                    ----------------------  ----------

 Total shareholders' equity            508,662      74,467     530,599
                                    ----------------------  ----------
 Total liabilities and shareholders'
  equity                               719,528     105,337     739,904
                                    ======================  ==========

      FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES CONDENSED
 CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME FOR
     THE THREE AND SIX MONTHS PERIODS ENDED JUNE 30, 2009 AND 2008
        (amounts in thousands except share and per share value)
                              (UNAUDITED)

                                             The Three Months

                                    Periods Ended Jun. 30,   Periods
                                    ----------------------  Ended Jun.
                                              2009           30, 2008
                                              ----           --------
                                    ----------------------  ----------
                                       RMB          US$         RMB

 Net sales                              72,571      10,624     124,747
 Cost of sales                         (66,297)     (9,706)   (102,799)
                                    ----------------------  ----------

 Gross profit                            6,274         919      21,948
                                    ----------------------  ----------

 Operating expenses
 Selling expenses                       (2,734)       (400)     (4,300)
 Administrative expenses                (4,609)       (675)     (4,705)
                                    ----------------------  ----------
 Total operating expenses               (7,343)     (1,075)     (9,005)
                                    ----------------------  ----------

 Operating income/(loss)                (1,069)       (156)     12,943
                                    ----------------------  ----------

 Other income/(expense)
 - Interest income                          41           6          52
 - Interest expense                     (4,119)       (603)     (4,855)
 - Others income, net                   (3,437)       (503)      2,410
                                    ----------------------  ----------

 Total other income/(expense)           (7,515)     (1,100)     (2,393)
                                    ----------------------  ----------

 Income/ (loss) before income tax
  benefit/(expense)                     (8,584)     (1,257)     10,550
                                    ----------------------  ----------

 Income tax benefit/(expense)            1,210         177        (896)
                                    ----------------------  ----------

 Net income/(loss)                      (7,374)     (1,079)      9,655
                                    ======================  ==========

 Other comprehensive income

 - Foreign currency translation
    adjustments                           (416)        (61)      (453)
                                    ----------------------  ----------

 Comprehensive income/ (loss)           (7,790)     (1,141)      9,202
                                    ----------------------  ----------

 Earnings/ (loss) per share,
 Basic and diluted                       (0.56)      (0.08)       0.74
                                    ======================  ==========

 Weighted average number ordinary
  shares, Basic and diluted         13,062,500  13,062,500  13,062,500
                                    ======================  ==========

                                            The Six Months

                                    Periods Ended Jun. 30,   Periods
                                    ----------------------  Ended Jun.
                                              2009           30, 2008
                                              ----           --------
                                    ----------------------  ----------
                                       RMB          US$         RMB

 Net sales                             147,088      21,533     228,781
 Cost of sales                        (140,741)    (20,604)   (185,207)
                                    ----------------------  ----------

 Gross profit                            6,347         929      43,573
                                    ----------------------  ----------

 Operating expenses
 Selling expenses                       (7,631)     (1,117)     (7,738)
 Administrative expenses               (16,071)     (2,353)    (12,429)
                                    ----------------------  ----------
 Total operating expenses              (23,702)     (3,470)    (20,167)
                                    ----------------------  ----------

 Operating income/(loss)               (17,355)     (2,541)     23,406
                                    ----------------------  ----------

 Other income/(expense)
 - Interest income                         143          21          68
 - Interest expense                     (4,119)       (603)     (8,645)
 - Others income, net                   (3,882)       (568)      4,651
                                    ----------------------  ----------

 Total other income/(expense)           (7,858)     (1,150)     (3,926)
                                    ----------------------  ----------

 Income/ (loss) before income tax
  benefit/(expense)                    (25,213)     (3,691)     19,480
                                    ----------------------  ----------

 Income tax benefit/(expense)            3,704         542      (1,889)
                                    ----------------------  ----------

 Net income/(loss)                     (21,510)     (3,149)     17,591
                                    ======================  ==========

 Other comprehensive income

 - Foreign currency translation
    adjustments                           (428)        (63)        168
                                    ----------------------  ----------

 Comprehensive income/ (loss)          (21,937)     (3,212)     17,759
                                    ----------------------  ----------

 Earnings/ (loss) per share,
  Basic and diluted                      (1.65)      (0.24)       1.35
                                    ======================  ==========

 Weighted average number ordinary
  shares, Basic and diluted         13,062,500  13,062,500  13,062,500
                                    ======================  ==========

          FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2008
        (amounts in thousands except share and per share value)
                              (UNAUDITED)

                                          Six Months       Six Months
                                        Periods Ended    Periods Ended
                                        Jun. 30, 2008    Jun. 30, 2008
                                       ----------------  -------------
                                         RMB      US$         RMB
 Cash flow from operating activities
 Net income/ (loss)                    (21,510)  (3,150)        17,591
 Adjustments to reconcile net income/
  (loss) to  net cash provided by
  operating activities
   - Depreciation of property, plant
      and equipment                     16,048    2,349         12,308
   - Amortization of lease prepayments     227       33            263
   - Deferred income taxes              (3,320)    (486)            --
   - Bad debt expense/(recovery)         5,945      870             55
 Changes in operating assets and
  liabilities, net of
   - Accounts receivable                13,948    2,042         (4,624)
   - Inventories                         1,567      229         (7,258)
   - Advance to suppliers                2,504      367        (13,304)
   - Prepaid expenses and other current
      assets                            (5,842)    (855)        (4,379)
   - Accounts payable                    2,637      386            223
   - Accrued expenses and other
      payables                            (247)     (35)         1,341
   - Advance from customers              3,383      495          5,932
   - Tax payable                        (3,042)    (445)        (2,575)
                                       ----------------  -------------

 Net cash provided by operating
  activities                            12,298    1,800          5,572

 Cash flow from investing activities
 Purchases of property, plant and
  equipment                            (88,458) (12,950)        (1,989)
 Restricted cash related to trade
  finance                                 (644)     (94)        34,761
 Addition to construction in progress   78,953   11,559        (32,420)
 Deposit for purchase                       --       --        (21,000)
                                       ----------------  -------------

 Net cash used in investing activities (10,149)  (1,486)       (20,648)

 Cash flow from financing activities
 Net proceeds from issuance of share
  capital                                   --       --             --
 Principal payments of short-term bank
  loans                                (11,585)  (1,696)      (119,590)
 Proceeds from short-term bank loans    10,000    1,464        110,844

 Net cash (used in)/provided by
  financing activities                  (1,585)    (232)        (8,746)

 Effect of foreign exchange rate
  changes                                 (431)     (55)            --
                                       ----------------  -------------

 Net increase (decrease) in cash and
  cash equivalent                          134       28        (23,821)

 Cash and cash equivalent
 At beginning of period/year            15,823    2,308         30,908
                                       ----------------  -------------

 At end of period/year                  15,957    2,336          7,087
                                       ================  =============

 SUPPLEMENTARY DISCLOSURE:
 -------------------------

 Interest paid                           3,901      571          4,838
                                       ================  =============

 Income tax paid                            --       --          2,561
                                       ================  =============

CONTACT:  Fuwei Films (Holdings) Co. Ltd.
          Ms. Maggie Huang, Investor Relations Manager
          +86-10-8518-5620
          fuweiIR@fuweifilms.com

          Grayling
          Investor Relations
          Ms. Leslie Wolf-Creutzfeldt
          +1-646-284-9472
          leslie.wolf-creutzfeldt@us.grayling.com